Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS AND ISSUANCE COST AT REDEMPTION
(Dollars in millions)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003

Earnings:
Income (Loss) before extraordinary gains (losses) and cumulative effect of change in accounting principle, net of taxes	$(2,035)	$4,047	$6,294	$4,975	$7,852

Add:
Total interest expense	40,185	36,875	33,339	29,737	29,587
Provision (Benefit) for federal income taxes	(3,091)	166	1,277	1,024	2,434
Losses from partnership investments (1)	1,005	865	849	702	637
Capitalized interest	30	22	11	16	19
Minority interests	(21)	10	(2)	(8)	—

Earnings, as adjusted	$36,073	$41,985	$41,768	$36,446	$40,529

Fixed charges:
Total interest expense	$40,185	$36,875	$33,339	$29,737	$29,587
Capitalized interest	30	22	11	16	19
Preferred stock dividends and issuance costs at redemption (2)	320	532	585	199	197

Total fixed charges including preferred stock dividends and issuance costs at redemption	$40,535	$37,429	$33,935	$29,952	$29,803

Ratio of earnings to combined fixed charges and preferred stock dividends and issuance costs at redemption	0.89:1	1.12:1	1.23:1	1.22:1	1.36:1

(1)	Includes amortized capitalized interest related to our partnership investments of $11 million, $10 million, $9 million, $5 million, and $5 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(2)	Represents pre-tax earnings required to pay dividends on outstanding preferred stock using our effective income tax rate for the relevant periods.